EXHIBIT 11
                        Capital Growth Holdings, Ltd.
                  Computation of Net Income Per Common Share
                                 (Unaudited)


                                                  Three Months Ended    Three Months Ended
                                                    March 31, 1998        March 31, 1997
                                                  ------------------    ------------------

Primary:
Net Income                                          $  (310,087)          $   544,328

Less cumulative preferred dividend                      (38,154)               (9,131)

Net income (loss) attributable to common
  stockholder                                          (348,241)              535,197
                                                     ==========            ==========

Basis (loss) income per share                           $(.02)                 $.04
                                                        =====                  ====
Diluted (loss) income per share                                                $.03
                                                                               ====
Weighted average common shares outstanding -
  basic income per share                             19,814,496(1)         14,018,824
Effect of potential common shares                             0             5,714,297
                                                     ----------            ----------

Weighted average common shares outstanding -         19,814,496            19,733,121
  diluted income per share

----------------
(1) Net loss per common share is based on the weighted average number of common shares and Class B common shares outstanding during the year. Common stock equivalents representing options and warrants and convertible securities have not been included as they would be antidilutive. Net loss attributable to common stock was adjusted to reflect cumulative dividends on preferred shares outstanding.